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W. THOMAS CONNER
DIRECT LINE: 202.383.0590
E-mail: thomas.conner@sutherland.com


                                          March 27, 2009




Alison White, Esq.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

     Re: MetLife Investors USA Insurance Company
         MetLife Investors USA Separate Account A
         Post-Effective Amendment on Form N-4
         File Nos. 333-125757/811-03365

Dear Ms. White:

On behalf of MetLife Investors USA Insurance Company ("MLI USA" or "the Company") and its separate account, MetLife Investors USA Separate Account A, we are responding to the comments that you orally provided to us on March 11, 2009 in connection with the Marquis Portfolios/ /post-effective amendment filed on February 3, 2009 pursuant to paragraph (a)(1) of Rule 485 under the Securities Act of 1933 (the "1933 Act"). Each of the Staff's comments is set forth below, followed by the Company's response. To the extent that a response indicates that the Company proposes revised disclosure, the revised prospectus pages are attached.

   1. Comment: Please note that we will need time to review the updated portfolio expenses, expense examples, and appendices prior to the 485(b) filing.

   Response: The Company intends to submit the updated information in draft form to the Staff via EDGAR submission as soon as it is available, but prior to the filing of the post-effective amendment pursuant to paragraph (b) of Rule 485 under the 1933 Act.

   2. Comment: Please note that if you qualify for and intend to rely upon the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934, you must include a statement to that effect in the prospectus.

   Response: The Company understands that various trade groups are in discussions with the Staff regarding Rule 12h-7's applicability to variable products. The Company intends to wait until those discussions are concluded prior to adding such disclosure in the post-effective amendment to be filed in April as may ultimately be required.

Alison White, Esq.
March 27, 2009
Page 2

   3. Comment: Please revise the black-lined disclosure on page 55 to be consistent with plain English principles.

   Response: The Company has revised the black-lined disclosure to be consistent with plain English principles and has attached revised disclosure.

   4. Comment: Please provide Tandy representations.

   Response: The Company will submit a letter under separate cover acknowledging the Tandy representations.

                                     * * *

We hope that you will find these responses satisfactory. If you have any questions or comments, please contact the undersigned at (202) 383-0590 or Lisa Flanagan at (202) 383-0873.

                                                  Sincerely,

                                                  /s/ W. Thomas Conner
                                                  ------------------------------
                                                  W. Thomas Conner


cc: Michele Abate, Esq.
    John Richards, Esq.
    Lisa Flanagan, Esq.